

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Javcap Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Javcap Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Javcap Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Javcap Securities, LLC's management. Our responsibility is to express an opinion on Javcap Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Javcap Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Javcap Securities, LLC's auditor since 2022.

Maitland, Florida

March 29, 2023

JAVCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$	1,036,367
Accounts receivable		232,661
Fixed assets (net of $4,125 accumulated depreciation)		25,287
Prepaid expenses		31,881
Right-of-use asset		191,622
Security deposit		64,477
Total Assets	$	1,582,295

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	50,482
Accounts payable to related parties		152,087
Lease payable		193,070
Total Liabilities		395,639
Member's equity		1,186,656
Total Liabilities and Member's Equity	$	1,582,295

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

JAVCAP SECURITIES, LLC (the "Company") was granted membership in the Financial Industry Regulatory Authority ("FINRA") on March 6, 2007. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is approved to conduct the following lines of broker-dealer business: merger and acquisition advisory services and private placements.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Lease
The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this office space lease as an operating lease. Payments due under the Company's office space lease include fixed payments plus variable payments. The variable payments include Company's proportionate share of the building's property taxes, insurance, and common area maintenance. The variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported on the balance sheet as of December 31, 2022 were as follows:

Operating lease ROU asset	$191,622
Operating lease liability	193,070

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment, net, consists of the following at December 31, 2022:

Furniture and Equipment	$29,412
Less Accumulated Depreciation	(4,125)
Total	$ 25,287

Depreciation expenses for the year ending December 31, 2022 was $4,125.

Revenue Recognition
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to accumulated deficit was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a variable consideration if a success fee is to be paid out once the merger or acquisition advisory services, or private placement of securities (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period the service obligation is performed. Success fees are only recognized if a transaction is finalized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)
The Company considers total retainer fees to be the only performance obligation in contracts with customers. These fees are recognized over time as the services are delivered. Success fees are considered to be variable consideration which are not estimated at the time services are delivered because it is not probable that a significant reversal of those revenues would not occur in a future period. Success fees of $5,643,443 recognized in the current year are from performance obligations partially satisfied in a prior period.

Subsequent Events
Subsequent events were evaluated through the date of the consolidated financial statements were filed.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $832,350 which was $818,749, in excess of the FINRA minimum net capital requirement of $13,601.

4. RELATED PARTY TRANSACTIONS

As of December 31, 2022, amounts reimbursable to the Parent have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition in the amount of $152,087.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2021, five customers accounted for 86% of the Company's revenue. One of the customers accounted for 83% of accounts receivable as of December 31, 2022. Major customers are those that account for more than 10% of revenue.

6. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies as of December 31, 2022.